SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

EXHIBIT INDEX

Exhibit
Number
1	Press Release of June 18, 2013 — Settlement of New Issue of Notes, Closing of Tender Offer, Accession of Guarantor

2	Press Release of June 20, 2013—Results of Extraordinary General Meeting of Coca-Cola HBC AG and confirmation of election of Stefan F. Heidenreich as a New Non-Executive Director

3	Press Release of June 21, 2013 — Cancellation of Facilities

4	Press Release of June 24, 2013 — Board of Director roles and Audit Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013	Coca-Cola HBC AG

	By:	/s/ MICHALIS IMELLOS
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development